Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, New York 11790
(631) 240-8800

September 28, 2017

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Dundas

Re:

Applied DNA Sciences, Inc.

Registration Statement on Form S-3

Pre-Effective Amendment No. 1 Filed September 28, 2017

File No. 333-220481

Ladies and Gentlemen:

Applied DNA Sciences, Inc. a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), that the effective date of the Company’s Registration Statement on Form S-3, Registration No. 333-220481 (the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, at 4:30pm Washington, D.C. time on Monday October 2, 2017, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act as they relate to the above-referenced Registration Statement and acknowledges that:

•	should the U.S. Securities and Exchange Commission (“Commission”) or its Staff (“Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments or the declaration of the Registration Statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Merrill Kraines of Pepper Hamilton LLP at 212.808.2711.

Very truly yours,

Applied DNA Sciences, Inc.

By: /s/ Beth Jantzen
Name: Beth Jantzen
Title: Chief Financial Officer